UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

BUILD-A-BEAR WORKSHOP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

120076104

(CUSIP Number)

Kevin J. O’Connor
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 120076104	Page 2 of 10 Pages
1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,983,825 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,983,825 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,825 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D
CUSIP No. 120076104	Page 3 of 10 Pages
1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,983,825 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,983,825 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,825 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D
CUSIP No. 120076104	Page 4 of 10 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,983,825 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,983,825 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,825 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.          Security and the Issuer.

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Build-A-Bear Workshop, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1954 Innerbelt Business Center Drive, Saint Louis, Missouri 63114.

Item 2.          Identity and Background.

(a) This statement is filed by:
(i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to the Common Stock held by certain investment funds it manages (together with the investment funds managed by the other investment managers and sub-investment managers reporting on this form, the “Portfolio Funds”);
(ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to the Common Stock held by certain investment funds managed by Point72 Asset Management;
(iii) Steven A. Cohen (“Mr. Cohen”) with respect to the Common Stock beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc.
Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
(b) The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
(c) The principal business of Point72 Asset Management is to serve as an investment manager to a variety of private investment funds and to control the investing and trading in securities by these private investment funds.  The principal business of Point72 Capital Advisors Inc. is to serve as the general partner of Point72 Asset Management.  The principal business of Mr. Cohen is to serve as a principal of Point72 Asset Management and other affiliated entities.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as set forth below, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  On January 8, 2016, the SEC issued an order accepting an offer of settlement from Mr. Cohen related to allegations that Mr. Cohen failed reasonably to supervise an employee of an investment adviser controlled by Mr. Cohen with a view to preventing such employee’s violation of the securities laws.  The order prohibited Mr. Cohen from being associated in a supervisory capacity with any investment adviser, broker or dealer until December 31, 2017.  See Advisers Act Release No. IA-4307 (January 8, 2016).
(f) Point72 Asset Management is a Delaware limited partnership.  Point72 Capital Advisors Inc. is a Delaware corporation.  Mr. Cohen is a United States citizen.
Item 3.          Source and Amount of Funds or Other Consideration.

The Portfolio Funds expended an aggregate of approximately $28,729,171 of investment capital to purchase the 2,983,825 shares of Common Stock reported hereby.  Such transactions were effected in open market purchases in the ordinary course of business and are held by the Portfolio Funds in commingled margin accounts, maintained at Goldman Sachs & Co., Credit Suisse First Boston, Morgan Stanley & Co. and JPMorgan, which may extend margin credit to the Portfolio Funds as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts may from time to time have debit balances.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.          Purpose of Transaction.

The shares of Common Stock subject to this Schedule 13D were acquired for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of the Portfolio Funds’ investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including, the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the board of directors, price levels of the Common Stock, other available investment opportunities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Portfolio Funds and/or other investment funds managed by one or more of the Reporting Persons with respect to the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, cause the Portfolio Funds and/or other investment funds managed by one or more of the Reporting Persons to acquire additional Common Stock, dispose of some or all of their Common Stock, engage in short-selling, hedging or similar transactions with respect to the Common Stock, and/or continue to hold Common Stock. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a) As of the close of business on March 19, 2018, the Reporting Persons beneficially owned an aggregate of 2,983,825 shares of Common Stock, representing approximately 20.0% of the shares of Common Stock outstanding.  This increase in the percentage of shares of Common Stock owned by the Reporting Persons resulted not from acquisitions of Common Stock by the Reporting Persons (or the Portfolio Funds) but a decrease in the number of shares of Common Stock outstanding as a result of the Issuer’s repurchase program, as more fully described in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2018 (the “Issuer 10-K”).  The percentages used herein are based upon 14,900,452 shares of Common Stock reported to be outstanding, as of March 9, 2018, by the Issuer in the Issuer 10-K.

Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen own directly no shares of Common Stock.    Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management.  Mr. Cohen controls Point72 Capital Advisors Inc.  By reason of the provisions of Rule 13d-3 of the Act, as amended, each of Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 2,983,825 shares of Common Stock (constituting approximately 20.0% of the shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) Point72 Asset Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,983,825 shares of Common Stock, constituting 20.0% of such class of securities;

(ii) Point72 Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,983,825 shares of Common Stock, constituting 20.0% of such class of securities; and

(iii) Mr. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,983,825 shares of Common Stock, constituting 20.0% of such class of securities.

(c) None of the Reporting Persons or the Portfolio Funds engaged in transactions in shares of Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by the Portfolio Funds.

(e) Not applicable.
Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

The Portfolio Funds may, from time to time, enter into and dispose of cash-settled equity swaps, contracts or other similar derivative contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. The Portfolio Funds currently have short exposure to an aggregate of 11,388 shares of Common Stock through such contracts.   In addition to the shares of Common Stock reported herein, the Portfolio Funds currently have long exposure to an aggregate of 1,600 shares of Common Stock through such contracts.  These contracts do not give the Reporting Persons, or the Portfolio Funds, direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.          Material to be filed as Exhibits.
1.   Exhibit 99.1 - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2018

POINT72 ASSET MANAGEMENT, L.P.

By:  /s/ Jason M. Colombo
Name:  Jason M. Colombo
Title:  Authorized Person
POINT72 CAPITAL ADVISORS, INC.
By:  /s/ Jason M. Colombo
Name:  Jason M. Colombo
Title:  Authorized Person
STEVEN A. COHEN

By:  /s/ Jason M. Colombo
Name:  Jason M. Colombo
Title:  Authorized Person